SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Report regarding the completion of the acquisition of LG Investment & Securities shares

Woori Finance Holdings completed the acquisition of LG Investment & Securities’ shares pursuant to the agreement with LG Card dated September 23, 2004.

Key details

•	Shares acquired: 25,877,487 shares of LG Investment & Securities’ common stock

•	Acquisition cost: Won 297,591,100,500 (Won 11,500 per share)

•	Seller: LG Card

•	Completion date: December 24, 2004

•	LG Investment & Securities related information:

Name of company	LG Investment & Securities	Ticker symbol	005940

Type of company	Listed company	CEO	Sung-Tae Kim

Head office	Yoido-dong 20, Youngdungpo-gu, Seoul, Korea

	Common shares	Preferred shares	Total
Shares issued	122,116,369	19,870,968	141,987,337

Exhibit 99.2

Report regarding the addition of a new subsidiary

After completion of the acquisition of LG Investment & Securities’ shares, the number of subsidiaries changed from ten subsidiaries to 16.

Key details

•	Name of company: LG Investment & Securities

•	CEO: Sung-Tae Kim

•	Financial status:

Total assets (Won)	5,095,503,890,650	Shareholders’ equity (Won)	1,600,417,406,127

Total liabilities (Won)	3,495,086,484,523	Paid-in-capital (Won)	724,812,440,000

•	Business type: Securities brokerage

•	Name of group: Woori Financial Group

•	Reason for inclusion: Acquisition of shares

•	Shares of LG Investment Securities & Investment owned by the major shareholder after the acquisition: 23.15%

•	Number of subsidiaries after inclusion: 16

•	Effective date: December 24, 2004

Name of company	LG Investment & Securities

CEO	Sung-Tae Kim

Financial Status	Total assets (Won)	5,095,503,890,650	Shareholders’ equity (Won)	1,600,417,406,127

	Total liabilities (Won)	3,495,086,484,523	Paid-in-capital (Won)	724,812,440,000

Shares owned by major shareholder	23.15%

Name of company	LG Investment Trust Management

CEO	Kee-Hwan Park

Financial Status	Total assets (Won)	57,837,001,316	Shareholders’ equity (Won)	53,227,816,259

	Total liabilities (Won)	4,609,185,057	Paid-in-capital (Won)	30,000,000,000

Shares owned by major shareholder	90%

Name of company	LG Futures

CEO	Kwang-Sig Min

Financial Status	Total assets (Won)	111,677,305,961	Shareholders’ equity (Won)	36,813,993,602

	Total liabilities (Won)	74,863,312,359	Paid-in-capital (Won)	25,000,000,000

Shares owned by major shareholder	100%

Name of company	LG Securities International Ltd

CEO	Woo-Seok Sung

Financial Status	Total assets (Won)	11,093,003,702	Shareholders’ equity (Won)	10,736,043,535

	Total liabilities (Won)	356,960,167	Paid-in-capital (Won)	6,644,045,200

Shares owned by major shareholder	100%

Name of company	LG Securities (H.K) Ltd.

CEO	Seok-Kyun Mok

Financial Status	Total assets (Won)	66,258,318,150	Shareholders’ equity (Won)	16,458,318,720

	Total liabilities (Won)	49,858,575,044	Paid-in-capital (Won)	25,827,750,000

Shares owned by major shareholder	100%

Name of company	LG Securities America, Inc

CEO	Dong-Hwan Ki

Financial Status	Total assets (Won)	5,905,658,525	Shareholders’ equity (Won)	5,728,352,743

	Total liabilities (Won)	177,305,781	Paid-in-capital (Won)	11,479,000,000

Shares owned by major shareholder	100%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: December 27, 2004	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director